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11th Floor
New York, NY 10169-0079
(212) 818-9200
(212) 818-9606 (Fax)

51 John F. Kennedy Parkway
First Floor West
Short Hills, NJ 07078-2713
(973)218-2509
(973) 218-2401 (Fax)
www.ssbb.com

E-Mail:  dkinsey@ssbb.com
Direct Dial:  212-404-8727

August 22, 2018

VIA EDGAR AND FEDEX

Ms. Ada D. Sarmento
Ms. Mary Beth Breslin
Office of Healthcare and Insurance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Main Stop 4311
Washington, DC 20549

Re:                                                                             Y-mAbs Therapeutics, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Confidentially Submitted on June 8, 2018
CIK No. 0001722964

Dear Ms. Sarmento:

On behalf of our client, Y-mAbs Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 15, 2018 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 8, 2018 (the “Draft Registration Statement”). In response to the comment set forth in the Comment Letter, the Company has revised Amendment No. 2 to the Draft Registration Statement and is confidentially submitting a revised Amendment No. 3 to the Draft Registration Statement (the “Third Amended DRS”) together with this response letter. The Third Amended DRS also contains certain additional updates and revisions. For the Staff’s convenience, we are also sending, by overnight courier, four (4) copies of this response letter, one (1) clean copy of the Third Amended DRS (including exhibits), and four (4) marked copies of the Third Amended DRS showing all changes made to Amendment No. 2 to the Draft Registration Statement confidentially submitted on June 8, 2018.

Set forth below are the Company’s response to the Staff’s comment. The response below is based on information provided to us by the Company. The headings and paragraph number of this response letter correspond to the headings and paragraph number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment below in bold italics.  Capitalized terms used but not defined herein have the meanings given to them in the Third Amended DRS. All references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in the Third Amended DRS.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary

Overview, page 1

1. We note your revised disclosure regarding topline results from the phase 2 trial reported in May 2018. Where you discuss results from any of your clinical trials in the Summary, please revise to indicate the clinical endpoints and whether the results were observed with statistical significance.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 2 in response to the Staff’s comment.

****

We thank the Staff in advance for its consideration of the Third Amended DRS and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact me by telephone at (212) 404-8727, by fax at (212) 818-9606 or by email at dkinsey@ssbb.com or Rina R. Patel by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rpatel@ssbb.com with any questions or comments regarding this response letter or the Third Amended DRS.

Very truly yours,

/s/ Dwight A. Kinsey
Dwight A. Kinsey

DAK/spg